

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2012

<u>Via E-mail</u>
Harris H. Simmons
Chairman, President & Chief Executive Officer
Zions Bancorporation
One South Main Street
15th Floor
Salt Lake City, UT 84133

> **Re: Zions Bancorporation**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed March 27, 2012**
> **File No. 001-12307**

Dear Mr. Simmons:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Suzanne Hayes
                                   Suzanne Hayes
                                   Assistant Director